Exhibit 2.1
Execution Copy
ASSET PURCHASE AGREEMENT
     This Agreement is made this 27th day of August, 2008, by and among The Rowman & Littlefield Publishing Group, Inc., a Maryland corporation with its principal place of business at 4501 Forbes Boulevard, Lanham, Maryland 20706 (hereinafter “Parent”), Sundance/Newbridge, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (hereinafter “Buyer”), for the limited purposes provided herein, Haights Cross Operating Company, a Delaware corporation with its principal place of business at 10 New King Street, White Plains, New York 10604 (“Haights”), and Sundance/Newbridge Educational Publishing, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Haights with its principal place of business at One Beeman Road, P.O. Box 740, Northborough, Massachusetts 01532 (hereinafter “Seller”), and shall be deemed effective as of 12:01 a.m. Eastern time on August 27, 2008 (the “Effective Time”).
RECITALS
     WHEREAS, Seller is interested in selling certain of its assets, and Buyer is interested in acquiring said assets; and
     WHEREAS, the parties entered into a Letter of Agreement dated May 19, 2008 (the “Letter of Intent”) with respect to the proposed sale and purchase of said assets; and
     WHEREAS, the parties desire to enter into a definitive agreement with respect to the sale and purchase of said assets of Seller.
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
     1. At the time of the closing (the “Closing”), which will occur simultaneously with the execution and delivery of this Agreement, but effective as of the Effective Time, Buyer shall purchase from Seller, and Seller shall sell to Buyer, free and clear of all liens, claims and encumbrances of any kind, nature or description, the assets of Seller described below (as the same exist or are in effect as of the Effective Time):
(a)	Seller’s rights and claims under all contracts, licenses and commitments (the “Contracts”) between Seller and authors and other persons and entities, including, without limitation, all rights of publications, distribution and sale, exclusively relating to Seller’s owned and distributed titles (hereinafter referred to as “Seller’s Owned and Distributed Titles”), (including, without limitation, the Contracts listed on Schedule 1(a)-1 hereto and Seller’s Owned and Distributed Titles listed on Schedule 1(a)-2 hereto;

(b)	All raw materials, work in progress, new book contracts, inventories of finished books (including, without limitation the inventory of Seller as of the Effective Time set forth on Schedule 1(b)-1, collectively, the

“Inventory”), prepaid expenses of any kind (including, without limitation, author advances and royalties, production costs on published and unpublished Seller’s Owned and Distributed Titles, commissions and advertising costs, including any of the foregoing listed on Schedule 1(b)-2 hereto), promotional materials and catalogs exclusively relating to Seller’s Owned and Distributed Titles;

(c)	Book plates, flats and film negatives exclusively relating to Seller’s Owned and Distributed Titles (which shall be available for immediate transfer to Buyer’s printer should Buyer decide to move them);

(d)	All U.S. and foreign copyrights, trademarks, tradenames, goodwill, domain names and registrations thereof, websites, URL’s, email addresses and all other intellectual and intangible property rights exclusively relating to Seller’s Owned and Distributed Titles and imprints, including film options and other licenses to licensees (“Intellectual Property Rights”), including, without limitation, the copyrights, trademarks, tradenames, domain names, URL’s and email addresses listed on Schedule 1(d) hereto;

(e)	All research materials, marketing materials and product development assets relating to Seller’s Owned and Distributed Titles;

(f)	The convention exhibit utilized by Seller in connection with the sale of Seller’s Owned and Distributed Titles.

(g)	All mailing lists, customer lists and sales reports by title and by customer to the extent available in Seller’s computerized systems and exclusively relating to Seller’s Owned and Distributed Titles;

(h)	Computer hardware and computer software and files, to the extent transferable by law, exclusively related to editorial, marketing, production, sales and order fulfillment of Seller’s Owned and Distributed Titles, including, without limitation, the computer hardware and computer software listed on Schedule 1(h) hereto utilized by Seller in connection with the publication, distribution and sale of Seller’s Owned and Distributed Titles;

(i)	[reserved];

(j)	The sole and exclusive right to use the trade names “Sundance Publishing” and “Newbridge Educational Publishing” as an imprint of Buyer or its designee in connection with its sale of Seller’s Owned and Distributed Titles and any logos or designs exclusively relating thereto. Notwithstanding the foregoing, Buyer acknowledges that Seller and/or its affiliates may continue to sell, solely as it relates to the Comprehensive Strategies Kit product line, existing inventory and inventory ordered prior to September 30, 2008 which bears the trade names Sundance Publishing. Following September 30, 2008, all new inventory orders for the

Comprehensive Strategies Kit product line shall bear a name other than Sundance Publishing or Newbridge Educational Publishing; and

(k)	All accounts receivable of Seller as of the Effective Time (the “Closing A/R”), as listed on the accounts receivable subledger on Schedule 1(k) hereof.
     The assets listed above in subsections (a) through (k), together with any other assets identified on the Schedules attached hereto, are hereafter collectively referred to as the “Assets”.
     Notwithstanding anything to the contrary contained herein, Seller shall not sell, convey, assign or transfer to Buyer, and Buyer shall not acquire or have any rights to acquire the following assets of Seller (collectively, the “Excluded Assets”):
(a)	Any cash on hand as of the Effective Time;

(b)	The Comprehension Strategies Kit product line (which product line was transferred by Seller to an affiliate prior to the Effective Time); and

(c)	Any other assets or properties of Seller that is not an Asset as of the Effective Time.
     2. From and after Closing, Buyer shall pay, perform, discharge or otherwise satisfy the following (collectively, the “Assumed Liabilities”): (i) the following liabilities of Seller as of the Effective Time: all debts, liabilities and obligations relating to the Assets, but only to the extent that such debts, liabilities and obligations arise from Buyer’s ownership and operation of the Assets from and after the Effective Time (including obligations arising under the Contracts), and (ii) pay to the individuals listed on Schedule 2 hereof who accept employment with the Buyer (the “Continuing Employees”), the amounts which are set forth on Schedule 2 hereof (the “Employee Payment Amounts”).
     Notwithstanding anything to the contrary contained herein, other than the Assumed Liabilities, Seller shall remain solely responsible for and shall retain, pay, perform and discharge the following liabilities of Seller (collectively, the “Excluded Liabilities”):
(a)	All accounts payable outstanding as of the Effective Time or arising after the Effective Time as a result of purchase orders placed by Seller prior to the Effective Time;

(b)	All liabilities associated with any claims, demands, suits or causes of actions occurring prior to the Effective Time or for events occurring prior to the Effective Time;

(c)	All liabilities for taxes or employee related issues, including, but not limited to all wages, severance (other than the Employee Payment Amounts), vacation and sick leave accruals and other benefits due or claimed by Seller’s employees;

(d)	All debts, liabilities and obligations relating to the Assets existing immediately prior to the Effective Time, including, but not limited to, all unpaid royalties earned and outstanding as of the Effective Time; and

(e)	Any other debts, liabilities and obligations not specifically assumed by Buyer pursuant to this Section 2.
     3. The asset purchase and sale contemplated by this Agreement is expressly subject to each of the following conditions:
(a)	the Release of liens in favor of Seller’s bank lenders on the Assets in form and substance acceptable to Buyer; and

(b)	the execution and delivery of this Agreement by Buyer and Seller;

(c)	the inclusion in Schedule 1(a)(2) of a true, complete and correct list of Seller’s Owned and Distributed Titles as of the Effective Time, together with the last day such Sellers’ Owned and Distributed Titles were printed, the identity of the printer used;

(d)	the execution and delivery by Buyer and Triumph Learning, LLC, an affiliate of the Seller of the Order Fulfillment Agreement substantially in the form attached hereto as Exhibit A;

(e)	the execution and delivery by Buyer of the General Release in the form attached hereto as Exhibit B; and

(f)	the execution and delivery by Buyer of the Voluntary Stipulation of Dismissal with Prejudice in the form attached hereto as Exhibit C.
     4. Prorations and Remittances.
          (a) All cash receipts received (other than Closing A/R) and cash disbursements paid from the conduct of the operation of the Assets (all such cash receipts received and cash disbursements, the “Prorated Items”), shall be apportioned between Seller and Buyer as of the Effective Time in accordance with the principle that Seller shall be entitled to and responsible for all cash, revenue, expenses and disbursements attributable to the operation of the Assets before the Effective Time and Buyer shall be entitled to and responsible for all cash, revenue, expenses and disbursements arising from the operation of the Assets from and after the Effective Time; provided, that notwithstanding the above and subject to Section 23 hereof, cash that is received on account of Closing A/R shall belong to the Buyer. The intent of this provision shall be implemented by Seller or Buyer, as the case may be, remitting to the other any invoices for Prorated Items that it receives that reflect a period for which the other party is responsible and by Seller or Buyer, as applicable, assuming responsibility for the payment of any invoices for Prorated Items that reflect a period for which it is responsible with any overage or shortage in payments by either party to be adjusted and paid as provided in paragraphs (b) and (c) below.

          (b) All such prorations shall be made on the basis of actual calendar days elapsed in the relevant accounting, billing, or revenue period and shall be based on the most recent information available to Seller or Buyer, as applicable.
          (c) To the extent possible and based on reasonable estimates, the parties shall make all prorations at the Closing. All amounts owing from one party (or parties) to the other party (or parties) that require adjustment after the Closing shall be settled within 30 calendar days after the Closing or, if the information necessary for such adjustment is not available within such 30 calendar day period, then as soon thereafter as practicable.
          (d) After the Closing, if either Buyer or Seller receives any cash, collection, proceed, refund, or other amount that is properly due and owing to the other party in accordance with the terms of this Agreement, such receiving party shall promptly (but in any event within 10 calendar days of receipt) remit or shall cause to be remitted (without interest) such amount to the other party at the address set forth below. Upon request, the receiving party shall provide the other party with an accounting or other relevant documentation relating to any cash of such other party received by the receiving party from or after the Closing.
     5. The purchase price (the “Purchase Price”) shall be equal to the sum of (i) twenty percent (20%) of all net revenue (i.e., gross revenue less product returns, “Net Revenue”) on sales of Seller’s Owned and Distributed Titles over the course of years one (1) through three (3) years and eleven percent (11%) of Net Revenue for years four (4) and five (5) (the “Earned Purchase Price”) (the 20 relating to years 1 through 3 and the 11% relating to years 4 and 5 is hereinafter referred to as the “Net Revenue Percentage”), plus (ii) 85% of the amount of the Closing A/R (the “Base A/R Amount”):
(a)	At Closing, an amount equal to the sum of (1) Two Million Eight Hundred Thousand ($2,800,000) as an “Advance Payment” against the Earned Purchase Price, plus (2) the Base A/R Amount.

(b)	A quarterly statement reflecting the dollar amount of Net Revenue, multiplied by the applicable Net Revenue Percentage, and the resulting Earned Purchase Price will be prepared by Buyer and sent to Seller within forty-five (45) days of the end of each quarter, with the Advance Payment first being applied to the Earned Purchase Price. Once the Earned Purchase Price exceeds the Advance Payment, Buyer shall continue to send quarterly statements to Buyer which shall be accompanied by a quarterly payment. As provided above, Buyer’s liability for any Earned Purchase Price shall cease for sales occurring after the fifth anniversary of the date of the Closing. In no event shall Seller be liable to repay the Advance Payment.

(c)	Upon request, Buyer shall provide Seller with additional documents to support Buyer’s quarterly calculations. Any dispute other than audit expenses regarding the calculations shall be resolved by an accounting firm not otherwise engaged by Buyer or Seller, the cost of which shall be borne equally by Buyer and Seller. Seller shall have the right, subject to reasonable advance notice, to audit and inspect such books, records, etc. of Buyer as are necessary to verify Buyer’s compliance with its obligations under this section 5. Any such audit shall be at the expense of Seller, unless such audit discloses an underpayment by Buyer in excess of 5% in any audit period, in which case Buyer shall reimburse Seller for such expenses. Such audit right shall be limited to no more than once every twelve months.

(d)	For the avoidance of doubt, the parties hereto acknowledge and agree that the Purchase Price and the Earned Purchase Price, including any quarterly payments under Section 5(b) above, constitute purchase price consideration for the Assets not a royalty, and neither Parent or Buyer, on the one hand, nor Seller, on the other hand, shall take any contrary position without the prior written consent of the other.
     6. Seller represents and warrants to Buyer and Parent as follows:
(a)	Seller is a limited liability corporation duly incorporated, validly existing, and in good standing under the laws of Delaware, is duly licensed and qualified to do business in each jurisdiction where its conduct of its business requires such qualification, except for those jurisdictions in which the failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) Seller’s business, financial condition or results of operations, taken as a whole, (ii) the Assets, (iii) Buyer’s ability to own, maintain, use, operate or commercialize the Assets from and after the Closing or (iv) Seller’s ability to consummate the transactions contemplated hereby. Haights is a corporation duly incorporated, validly existing and good standing under the laws of Delaware.

(b)	Each of Seller and Haights has full power and authority to enter into and perform this Agreement. Each of Seller and Haights has the power and authority to own or lease its properties and assets and to carry on its business as now conducted by it as and where such business is now conducted.

(c)	Other than for consents to Contracts that may be required to transfer (all of which are listed on Schedule 6(c) hereto (the “Required Consents”)), the execution and performance of this Agreement by Seller and Haights will not (i) result in a material breach of, or constitute a material default under, any order, judgment, or decree or any agreement or other instrument to which Seller or Haights is a party or by which Seller or Haights or any of the Assets may be bound or (ii) constitute a violation of any law or regulation the enforcement of which would have a material adverse effect on Seller’s or Haights’ ability to perform its obligations under this Agreement. The execution and performance of this Agreement by Seller have been duly authorized by all necessary corporate actions of Seller and this Agreement constitutes the valid and binding obligation of Seller enforceable against it in accordance with its terms.

(d)	No consent, approval or authorization of, or designation, declaration, or filing with, any governmental authority is required on the part of Seller or Haights in connection with the execution, delivery, and performance of this Agreement.
(e)	There are no judicial or administrative actions, proceedings, or investigations pending or threatened that question the validity of this Agreement or any action taken or to be taken by Seller or Haights in connection with this Agreement that, if adversely determined, would have a material adverse effect on Seller’s or Haights’ ability to perform its obligations under this Agreement. Seller is not a party to, and is not threatened with, any legal action or other proceeding before any court or administrative agency against or by Seller or directly affecting or directly relating to its business or any of the Assets.

(f)	Other than Permitted Liens (as hereinafter defined), Seller is the owner of and has good and valid title to all Assets free and clear of all claims, liens, and encumbrances of whatever nature. At the Closing, Buyer will obtain good and valid title to all such tangible personal property free and clear of all claims, liens, and encumbrances of whatever nature. The tangible personal property included in the Assets will be sold to Buyer at the Closing but effective as of the Effective Time in its “as is” condition. Other than as disclosed on Schedule 6(f), Seller represents and agrees that all existing Contracts between Seller and Seller’s clients or customers are in full force and effect at Closing and that no material default therein by Seller or, to Seller’s knowledge, by any other party thereto has occurred. Other than as disclosed on Schedule 6(f), Seller has not received any notice of any claim that Seller has breached any Contract in any material respect relating to the Assets. Seller has satisfied any minimum purchase or sale requirements under any Contracts required to be satisfied on or prior to the Closing Date. Other than the Required Consents, each Contract included in the Assets is freely transferable and assignable without the consent of a third party to Buyer pursuant to the transactions contemplated by this Agreement. Seller further represents and agrees that Seller will contact all vendors, if any, holding inventory, film, or plates and alert such vendors that Buyer is the new owner of such items and that Buyer may remove any Asset at its discretion. “Permitted Liens” shall mean: (i) liens for taxes and other governmental charges and assessments which are not yet due and payable or which are being contested in good faith; (ii) liens of landlords or carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable; (iii) liens in favor of lenders pursuant to Seller’s or its affiliate’s credit facilities that will be released at Closing; (iv) liens filed by vendors that lease Assets to Seller; (v) rights in favor of authors under any Contract by which Seller acquired the ownership or right to use any Intellectual Property Rights or Work (defined below), such rights including but not limited to royalty rights, or any rights in favor of authors arising under applicable copyright statutes; and (vi) other liens or imperfections on property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such lien, imperfection or such other matter, agreement or exception.
(g)	Except as set forth on Schedule 6(g), the Intellectual Property Rights do not infringe upon any intellectual property rights of any other person or entity (including, but not limited to copyright, unfair competition, trademark, libel or invasion of privacy). Seller has not received any written or, to Seller’s knowledge, oral notice alleging any such infringement nor is their any suit, action or proceeding pending that has been served upon Seller or, to Seller’s knowledge, threatened against Seller by any third party alleging such infringement.

(h)	Excluding any rights in favor of authors under any Contract by which Seller acquired the ownership or right to use the rights to Seller’s Intellectual Property Rights or Work, such rights including but not limited to royalty rights, or any rights in favor of authors arising under applicable copyright statutes, with respect to each of the titles or other works published or produced by Seller prior to the Closing and comprising part of the Assets (“Work”):
(i)	Seller owns or holds all Intellectual Property Rights and other rights necessary for the publication of each Work (in the manner and scope as currently published), all of which are valid and subsisting, free and clear of any liens, charges or encumbrances, and, other than Required Consents, are freely transferable to Buyer hereunder.

(ii)	Except pursuant to applicable copyright statutory requirements and except for out-of-print reversions, no other person other than Seller has any right of renewal, reversion, or termination with respect to any Work or any Intellectual Property Rights related thereto.

(iii)	Except as provided on Schedule 1(a)-1, all author Contracts and Contracts with creative talent related to any Work provide exclusive rights to Seller in Seller’s field of educational publishing to publish such Work in the form and scope currently published by Seller, which rights extend through, and are noncancellable (except in the event of a breach or default by Seller thereunder) by any party other than Seller during, the lifetime of the copyright relating thereto.

(iv)	Except as provided on Schedule 1(a)-1, Seller has not entered into any agreement to refrain from publishing any Work or granted, licensed or otherwise transferred (or agreed to grant, license or otherwise transfer) any of Seller’s rights in or to any Work to any other person or entity (other than Buyer).
(i)	This Agreement and the transactions contemplated herein were not entered into with any intent to hinder, delay or defraud any entity to which Seller is, was or will be indebted. At the Closing, upon payment of the portion of the Purchase Price pursuant to Section 5(a), Seller believes it will have received at least reasonable equivalent value in consideration for the Assets. Seller does not have any pre-arranged plan of dissolution, liquidation or winding up and the transactions contemplated by this Agreement are not a part of any such plan; provided, that nothing herein shall prevent Seller from merging into any of its affiliates.

(j)	The Closing A/R represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of business consistent with past practice. Seller has not received any written or, to Seller’s knowledge, oral notice that any Closing A/R is subject to any contest, claim, cancellation or set-off by any account debtor thereof. The accounts receivable subledger included in Schedule 1(k), contains a complete and accurate list of the Closing A/R together with the aging thereof.
     7. Buyer and Parent, jointly and severally, represent to Seller as of the Closing that:
(a)	Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Buyer is a limited liability company duly organized and in good standing under the laws of Maryland. Each of Buyer and Parent has full power and authority to enter into and perform this Agreement and to carry on its business after the Closing.

(b)	The execution and performance of this Agreement by each of Buyer and Parent will not (i) result in a material breach of, or constitute a material default under, any order, judgment, or decree or any agreement or other instrument to which it is a party or by which it may be bound or (ii) constitute a violation of any law or regulation the enforcement of which would have a material adverse effect on its ability to perform its obligations under this Agreement. The execution and performance of this Agreement by each of Buyer and Parent has been duly authorized by all necessary corporate or limited liability company action of Parent or Buyer, as applicable, and this Agreement constitutes the valid and binding obligation of each of Buyer and Parent enforceable against it accordance with its terms.

(c)	No consent, approval or authorization of, or designation, declaration, or filing with, any governmental authority is required on the part of Buyer or Parent in connection with its execution, delivery, and performance under this Agreement.

(d)	There are no judicial or administrative actions, proceedings, or investigations pending, or threatened that question the validity of this Agreement or any action taken or to be taken by Buyer or Parent in connection with this Agreement that, if adversely determined, would have a material adverse effect on Buyer’s or Parent’s ability to perform its obligations under this Agreement.

(e)	Buyer shall use third party commission-based sales force (and possibly in-house reps) to sell Sundance/Newbridge products and to support such sales effort with reasonable and appropriate collateral sales materials, catalogs and website support and replenish inventory over time subject to demand and normal business practices. In the event Buyer discontinues offering Sundance/Newbridge products for sale through such third party commission-based and in-house sales force or an equivalent replacement sales function during the two (2) year period following Closing, Seller shall have the right to require Buyer to sell the remaining inventory back to Seller (at Seller’s cost) and, notwithstanding Section 1 above, Seller shall have the right to resume product sales on its own account.

(f)	Prior to the fifth anniversary of Closing, Buyer agrees not to dispose of or transfer (other than to a subsidiary or affiliate), by sale, license, operation of law or otherwise, the product lines in Seller’s Owned and Distributed Titles without Seller’s consent (which consent shall not be unreasonably withheld or delayed as long as Seller’s rights under this Agreement are not adversely affected). For the avoidance of doubt, nothing contained in this Section 7(f) or in Section 16 shall prohibit Buyer’s lender(s) from obtaining a security interest in the Assets or from exercising their rights and remedies against the Assets upon the occurrence of a default under any applicable financing documents.
     8. Seller shall, and hereby agrees to, indemnify, protect, defend, and hold Buyer and its affiliates (including any successor or assign, officer, director, stockholder, partner, member, employee, agent or representative of any thereof) (a “Buyer Affiliate”) harmless from and against all assessments, claims, losses, liabilities, damages, fines, costs and expenses, including but not limited to reasonable fees and disbursements of counsel and the cost of any bond required to release any attachments, liens or garnishments (“Losses”), incurred by Buyer or any Buyer Affiliate and resulting directly or indirectly from any of the following:
          (a) a breach of any of the representations or warranties made by Seller in this Agreement or in any Schedules hereto;

          (b) a breach of any of the covenants or agreements made by Seller in this Agreement (including the exhibits hereto); or
          (c) the Excluded Liabilities.
     9. Buyer and Parent, jointly and severally, shall, and hereby agree to, indemnify, protect, defend, and hold Seller and its affiliates (including any successor or assign, officer, director, stockholder, partner, member, employee, agent or representative of any thereof) (a “Seller Affiliate”) harmless from and against all Losses incurred by Seller or any Seller Affiliate and resulting directly or indirectly from any breach of any of the representations, warranties and covenants made by Buyer in this Agreement (including the exhibits hereto) and the Assumed Liabilities.
     10. The indemnification obligations in Section 8 and 9 of the indemnifying party (the “Indemnitor”) in favor of the indemnified party (the “Indemnified Party”) for breaches of representations and warranties under Section 8(a) (with respect to Seller) and Section 9 (with respect to Buyer and Parent) shall terminate one (1) year after Closing, except for any claim for indemnification properly made prior to such date.
11.	(a)	In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding asserted or brought by a person other than the Indemnified Party for claims arising from actions prior to Closing (including actions prior to the Effective Time), the Indemnified Party shall give Indemnitor written notice thereof as promptly as practicable after the Indemnified Party becomes aware of the same and the Indemnitor, at its sole cost and expense, may, upon written notice to the Indemnified Party and with or without a reservation of rights, assume the defense of any such claim or legal proceeding, provided that there is no conflict between the legal position of the Indemnitor and that of the Indemnified Party. If Indemnitor assumes the defense of any such claim or legal proceeding, Indemnitor shall select counsel reasonably acceptable to Indemnified Party to conduct the defense of such claims or legal proceedings and at Indemnitor’s sole cost and expense shall take all steps necessary in the defense or settlement thereof, and Indemnified Party shall reasonably cooperate with Indemnitor in connection therewith and, except to the extent the necessary, upon the advice of counsel, to maintain the attorney-client privilege thereof, will make available, upon reasonable notice and during normal business hours, to the Indemnitor any books, records or other documents within its control that are necessary or appropriate for such defense. Indemnitor shall not consent to a settlement of, or the entry of any judgment arising from any such claim or legal proceeding, without the prior written consent of Indemnified Party, not to be unreasonably withheld. If the Indemnitor does not assume within 30 days the defense of any such claim or legal proceeding resulting therefrom in accordance with the terms hereof, the Indemnified Party may defend against such claim or litigation in such manner as it may deem appropriate, including, but not limited to settling such claim or litigation, after giving notice of the same to the Indemnitor and with Indemnitor’s consent, not to be unreasonably withheld, delayed or conditioned. If there is a conflict between the legal position of the Indemnitor and that of the Indemnitee, both parties may at their option participate in the defense. In any action by the Indemnified Party seeking indemnification from the Indemnitor in accordance with the provisions of this Agreement, the Indemnitor shall not be entitled to question the manner in which Indemnified Party defended such claim or litigation or the amount or the nature of any such settlement.

(b)	Each of the parties and each Indemnified Party agrees to take all reasonable steps to mitigate their respective Losses upon becoming aware of any event or condition which could reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

(c)	The Indemnitor shall be subrogated to the Indemnitee’s rights of recovery to the extent of any Losses satisfied by the Indemnitor. The Indemnitee shall permit the Indemnitor to sue in the name of the Indemnitee in any transaction or any proceeding to enforce such rights and shall execute and deliver such instruments and papers as are necessary to assign such rights and assist in the exercise thereof, including access to books and records with respect to such Losses.

(d)	The Indemnitor has the right, prior to making any payment, to contest any such Losses or its obligations to indemnify therefor in accordance with the terms of this Agreement.

(e)	Notwithstanding anything to the contrary provided elsewhere in this Agreement, the obligations of any Indemnitor under this Agreement to indemnify any Indemnified Party for Losses under Section 8(a) or Section 9 with respect to any claim for a breach of a representation or warranty (other than those related to fraud) will be of no force and forever barred unless the Indemnified Party has given the Indemnitor written notice of such claim prior to the one year anniversary of the date of the Closing.

(f)	The maximum aggregate liability of Seller pursuant to this Section 8(a) with respect to Losses (other than Losses arising from fraud which shall be limited to the Purchase Price) shall be $350,000. Indemnification pursuant to Section 8(a) or 9 imposed upon or incurred as a result of any breach of any representations and warranties (other than for Losses resulting from fraud) will be provided only if, and then only to the extent that, the aggregate amount of all such Losses exceeds $35,000.

(g)	As used in this Agreement, the term “Losses” shall not include any incidental, special, exemplary, punitive, consequential or multiple damages, except to the extent constituting Losses in any third party claim

(for example and not by way of limitation, punitive damages of a third party plaintiff).
     12. Except as otherwise contemplated by Section 5(c) hereof, Buyer and Seller (and its owners) shall each be responsible for and bear all of their own costs and expenses, including any broker’s or finder’s fees and the expenses of their representatives) incurred in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated hereby.
     13. In the event of any claim for Losses by Buyer or Parent pursuant to the terms hereof after the one year anniversary of the Closing, Buyer may set-off the amount of such Losses against the amounts otherwise payable by Buyer pursuant to the terms hereof (including, Sections 4(d), 5(b) and 22); provided, however, that Buyer shall provide notice of such Loss to Seller together with any invoice, demand or other documentation related thereto. Prior to exercising such right of set-off for any individual Loss or series of related Losses in excess of $10,000, Buyer shall provide notice of such Loss to Seller together with any invoice, demand or other documentation related thereto and Seller shall have ten (10) business days after receipt thereof to notify Buyer of its election to pay such Loss directly and to provide proof of payment thereof; provided further, however, that Buyer shall be entitled to set-off the amount of any Employee Payment Amounts and the NYC Offset paid by Buyer from such amounts otherwise payable to Buyer after the Closing notwithstanding any other limitations set forth in this Agreement, including this Section 13. The exercise of such right of set-off by Buyer, in good faith, whether or not ultimately determined to be justified, will not constitute a breach of this Agreement; provided, however, if Buyer or Parent is finally determined not to be entitled to indemnification for Losses for which it has exercised its right of set-off hereunder, Buyer shall be obligated to pay to Seller interest at 4% per annum on the amount (and only the amount) which was withheld and for which Buyer or Parent was not entitled to such indemnification. Neither the exercise or the failure to exercise such right of set-off will constitute an election of remedies or limit Buyer or Parent in any manner in the enforcement of any other remedies that may be available to Buyer or Parent.
     14. All notices required or permitted to be given by any party shall be in writing and shall be deemed to have been properly given if sent by facsimile (with transmission and receipt confirmed), registered or certified mail, Federal Express or other reputable overnight courier (the “Courier Service”), postage prepaid, to the parties at the addresses set forth below or to such other address as any party may from time to time give notice pursuant to this Section. All notices shall be deemed received when delivered but in no event later than (i) the day of receipt in the case of facsimile or (ii) five (5) business days after they are deposited with either the United States Postal Service or the Courier Service, whichever shall first occur. Notice shall be given at the following addresses:

To Buyer:
The Rowman & Littlefield Publishing Group, Inc.
4501 Forbes Boulevard
Lanham, Maryland 20706
Attn: Jed Lyons
Fax: (301) 429-5748
With a copy to (which copy shall not constitute notice):
General Counsel
Rowman & Littlefield Publishers, Inc.
4501 Forbes Boulevard
Lanham, Maryland 20706
Fax: (301) 429-5748
to Seller:
Sundance/Newbridge Educational Publishing, LLC
c/o Haights Cross Communications, Inc.
10 New King Street, Suite 102
White Plains, NY 10604
Attn: Paul J. Crecca, President and Chief Executive Officer
Fax: (914) 289-9421
With a copy to (which copy shall not constitute notice):
Brown Rudnick LLP
One Financial Center
Boston, MA 02144
Attn: Philip J. Flink, Esq.
Fax: (617) 856-8211
     15. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes the Letter of Intent and all other prior oral and written agreements, understandings, representations and warranties, and course of conduct and dealing between the parties on the subject matter hereof.
     16. This Agreement may not be changed, modified or amended except by writing signed by each party hereto. Except as to subsidiaries, successors and/or affiliates of either party, this Agreement shall not be assigned or otherwise transferred by either party without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed (provided, however, that Parent may not assign or delegate any of the Parent Guaranteed Obligations without such consent from Seller, and Haights may not assign or delegate any of the Haights Guaranteed Obligations without such consent from Buyer); provided however that (i) Seller’s rights (but not its obligations) under this Agreement may be freely sold or transferred, including a transfer to its ultimate shareholders (i.e., the shareholders of Haights Cross

Communications, Inc.), (ii) Seller’s rights and obligations under this Agreement may be transferred by operation of law upon a merger of Seller into another entity and (iii) subject to the limitations in Section 7(f), Buyer and Parent may assign (A) their respective rights or delegate any of their respective duties hereunder to one or more of their respective affiliates or subsidiaries (in which case Buyer or Parent, as applicable, nonetheless shall remain responsible for the performance of all of its obligations hereunder) This Agreement shall be binding upon and inure to the benefit of the successors, subsidiaries, affiliates and permitted assigns of the parties and (B) any or all of their respective rights hereunder to any lender to Parent, Buyer or any of their respective subsidiaries as security for indebtedness to any such lender. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. In the event of conflict, the parties consent to the exclusive jurisdiction and venue of the courts of the State of New York.
     17. Parent hereby guarantees the prompt and full payment, performance and satisfaction of Buyer’s obligations hereunder as if they were the obligations of Parent (such obligations, the “Parent Guaranteed Obligations”). Except as expressly set forth in this Section 17 below, Parent shall have a right to claim any and all defenses that Buyer may be entitled and shall have the benefit of all provisions of this Agreement or any agreement contemplated by this Agreement. Parent hereby expressly waives notice of all defaults, and hereby waives all suretyship defenses. Parent hereby waives notice of acceptance of the guaranty set forth in this Section 17 (the “Parent Guaranty”) and notice of any obligation or liability to which it may apply, and waives presentment, demand for payment, protest, notice of dishonor or non-payment of any such obligation or liability, suit or the taking of other action by Seller against, and any other notice to, Buyer or Parent. Seller may at any time and from time to time without notice to or consent of Parent and without impairing or releasing the obligations of Parent hereunder: (a) agree with Buyer to make any change in the terms of any obligation or liability of Buyer to Seller, (b) take or fail to take any action of any kind in respect of any security for any obligation or liability of Buyer to Seller, (c) exercise or refrain from exercising any rights against Buyer, or (d) compromise or subordinate any obligation or liability of Buyer to Seller including any security therefor, if any. This Parent Guaranty shall not be affected, impaired or invalidated by reason of the assertion or failure to assert by Seller against Buyer of any rights or remedies reserved to Seller pursuant to the terms of this Agreement or the release of any collateral for any of the Parent Guaranteed Obligations, if any. The obligations of Parent shall terminate when all the Guaranteed Obligations are irrevocably performed and paid in full to Seller. This Parent Guaranty shall inure to be benefit of Seller, and its successors and assigns, and shall be binding on Parent and its successors and assigns. Seller may, in its sole discretion, exercise any right or remedy which Seller has under this Parent Guaranty, or by law, and Seller need not first bring an action against Buyer (including, without limitation, in the event of any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceeding with respect to Buyer, or its properties or its creditors) before bringing an action to enforce the provisions of this Parent Guaranty without regard to any actions or omissions of Buyer or any other person.
     18. Haights hereby guarantees the prompt and full payment, performance and satisfaction of Seller’s obligations hereunder as if they were the obligations of Haights (such obligations, the “Haights Guaranteed Obligations”). Except as expressly set forth in this Section 18 below, Haights shall have a right to claim any and all defenses that Seller may be entitled and shall have the benefit of all provisions of this Agreement or any agreement contemplated by this Agreement, including, but not limited to Section 11(f) hereof. Haights hereby expressly waives notice of all defaults, and hereby waives all suretyship defenses. Haights hereby waives notice of acceptance of the guaranty set forth in this Section 17 (the “Haights Guaranty”) and notice of any obligation or liability to which it may apply, and waives presentment, demand for payment, protest, notice of dishonor or non-payment of any such obligation or liability, suit or the taking of other action by Seller against, and any other notice to, Seller or Haights. Seller may at any time and from time to time without notice to or consent of Haights and without impairing or releasing the obligations of Haights hereunder: (a) agree with Seller to make any change in the terms of any obligation or liability of Seller to Buyer, (b) take or fail to take any action of any kind in respect of any security for any obligation or liability of Seller to Buyer, (c) exercise or refrain from exercising any rights against Seller, or (d) compromise or subordinate any obligation or liability of Seller to Buyer including any security therefor, if any. This Haights Guaranty shall not be affected, impaired or invalidated by reason of the assertion or failure to assert by Buyer against Seller of any rights or remedies reserved to Buyer pursuant to the terms of this Agreement or the release of any collateral for any of the Haights Guaranteed Obligations, if any. The obligations of Haights shall terminate upon the twelve month anniversary of the Closing (provided, such twelve months shall be extended to the extent a claim for Indemnification for Losses pursuant to Section 8(a) remains unresolved as of such date but only until the date such claim or claims are resolved and any amount thereof paid in full). This Haights Guaranty shall inure to be benefit of Buyer, and its successors and assigns, and shall be binding on Haights and its successors and assigns. Buyer may, in its sole discretion, exercise any right or remedy which Buyer has under this Haights Guaranty, or by law, and Buyer need not first bring an action against Seller (including, without limitation, in the event of any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceeding with respect to Seller, or its properties or its creditors) before bringing an action to enforce the provisions of this Haights Guaranty without regard to any actions or omissions of Seller or any other person.
     19. At any time or from time to time after the date hereof, at Buyer’s or Seller’s request, as applicable, and without further consideration, Seller or Buyer, as applicable shall execute and deliver to Buyer or Seller, as applicable, such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as Buyer or Seller may reasonably deem necessary or desirable in order more effectively to (i) transfer, convey and assign to Buyer, and to confirm Buyer’s title to, all of the Assets, and, to the full extent permitted by law, to put Buyer in actual possession and operating control of the Assets and to assist Buyer in exercising all rights with respect thereto, or (ii) confirm Buyer’s responsibility for the Assumed Liabilities, as applicable.
     20. Reference is hereby made to the Closing A/R, the Intellectual Property Rights listed on Schedule 1(d) hereto and the Contracts listed on Schedule 1(a)-1 hereto (collectively, the “Buyer Assets”). Except to the extent such actions may be limited by Section 11, Seller hereby constitutes and appoints Buyer the true and lawful attorney in fact of Seller with full power of substitution, in the name of Seller, Parent or Buyer, but on behalf of and for the sole benefit of Parent and Buyer: (i) to demand and receive from time to time any and all of the Buyer Assets and to make endorsements, grant licenses and give receipts and releases for and in respect of the same and any part thereof; (ii) to institute, prosecute, compromise and settle any and all actions or proceedings that Buyer or Parent may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Buyer Assets; (iii) to defend or compromise any or all actions or proceedings in respect of any of the Buyer Assets; and (iv) to do all such acts and things in relation to the matters set forth in the preceding clauses (i) through (iii) as Parent or Buyer, in its sole discretion, shall deem desirable. Seller hereby acknowledges that the appointment hereby made and the powers hereby granted are coupled with an interest and are not and shall not be revocable by it in any manner or for any reason.
     21. To the extent that any portion of the representations and warranties made herein were made to the knowledge of Seller, such knowledge shall be understood to mean the current actual knowledge of Paul Konowitch and Jeffrey Leist, shall be qualified by and limited to such actual knowledge and shall in no event encompass constructive, imputed or similar concepts of knowledge.
     22. Within 10 business days after the Closing, Buyer will send a notice regarding the transfer of the Assets to Buyer to any person or entity from whom a Required Consent must be obtained. Such notice shall be in a form reasonably acceptable to Seller (the “Transfer Notice”). Each of Seller and Buyer shall use its commercially reasonable efforts to obtain such Required Consents, and Seller shall cooperate with Buyer to the extent reasonably necessary (i) to facilitate Buyer’s ability to obtain any Required Consents, and (ii) to provide Buyer the benefits intended to be assigned under the relevant Contract until the related Required Consent is obtained; provided, however, that Seller shall not be required to pay any fees, costs, charges or expenses of any counterparty in granting its consent. To the extent not prohibited by the applicable Contract, to the extent a Required Consent is not obtained, Seller hereby grants to Buyer a fully-paid, exclusive, irrevocable, subtransferable and sublicensable license to publish any Seller Owned and Distributed Title subject to the Contract for which such Required Consent relates.
     23. In the event the amount of the Closing A/R collected by Buyer after the Effective Time exceeds the Base A/R Amount (the “Excess A/R Collected Amount”), Buyer shall, within 7 business days after the end of each calendar month during such period in which any Excess A/R Collected Amount is collected and received by Buyer, pay and remit to Seller an amount equal to 1/3 of the Excess A/R Collected Amount received by Buyer during the immediately preceding calendar month along with an accounting or other relevant documentation related to such collections (including any amounts set-off against Seller’s portion of the Excess A/R Collected Amount pursuant to Section 13) as Seller may reasonably request and evidence that Buyer has remitted or is remitting 1/3 of such Excess A/R Collected Amount to its lenders. Seller’s portion of the Excess A/R Collected Amount shall increase to include 1/2 of any Excess A/R Collected Amount for which Buyer is no longer required to pay over to its lenders.
     24. As and to the extent necessary to permit the Continuing Employees and each of them to accept employment with Buyer or Parent and to exploit the Assets for commercial purposes on behalf of Buyer and its affiliates, Seller, for itself and its affiliates, hereby waives any rights it may have by virtue of any employment agreement, non-compete agreement, offer letter or similar arrangement with such Continuing Employees and consents to such employment by Buyer and its Affiliates.

     25. Seller will provide assistance to Buyer in selling Seller Owned and Distributed Titles on the terms and conditions set forth in Exhibit D hereto.
     26. After the Closing, Buyer may make submissions to the New York City Department of Education regarding a current backlog. The Seller has agreed that upon presentation of proof of payment thereof, one-half (50%) of the cost of such submissions, up to a maximum of $4,500 (such amount, the “NYC Offset”), shall be an offset to the amounts otherwise due pursuant to Section 5(b).
     27. Promptly upon the Closing, Seller will terminate its lockbox arrangement with Bank of America and provide a forwarding address as directed by the Buyer. Buyer acknowledges that Bank of America provides forwarding services for a period of 180 days in exchange for a $1,200 fee, which Buyer will pay directly or reimburse to Seller.

          IN WITNESS WHEREOF, the parties have hereunto set their hands and seals as of the date first written above.

SELLER:

Sundance/Newbridge Educational Publishing, LLC

By: Haights Cross Operating Company, its Managing Member

By:	/s/ Paul J. Crecca Paul J. Crecca
Title:	President and Chief Executive Officer

HAIGHTS:

Haights Cross Operating Company

By:	/s/ Paul J. Crecca

Paul J. Crecca
Title:	President and Chief Executive Officer

BUYER:

Sundance/Newbridge, LLC

By: The Rowman & Littlefield Publishing Group, Inc.,
its Managing Member

By:	/s/ Jed Lyons

[Name]
Title:	President and CEO

PARENT:

The Rowman & Littlefield Publishing Group, Inc.

By:	/s/ Jed Lyons

Jed Lyons
Title:	President and CEO